Part III: Manner of Operations

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

JPMS determines the NBBO and protected quotes and prices, prioritizes, and executes Firm/Conditional Orders in JPM-X based on market data received from direct feeds through Redline, JPM-X's market data provider, which uses (a) proprietary feeds from all national securities exchanges other than the ~~Long-Term~~Texas Stock ~~Exchange and and 24X National~~ Exchange and (b) the Securities Information Processors (the "SIP") for the aforementioned ~~exchanges~~exchange. Redline or JPMS will switch to extracting equivalent data from the SIP where a proprietary feed is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues. When a direct feed is affected, the SIP is used for market data from the affected market, and Redline or JPMS will continue to use direct feeds from the unaffected markets to determine the NBBO. In the event of any disruption of services or other issues with any of the direct feeds, JPMS reserves the right to execute transactions in JPM-X based on market data from the SIP for any (or all) market center(s). As described in response to Part III, Item 20, JPMS may suspend trading in an NMS stock if the market data received by JPM-X for the stock from the SIP is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 10/12/2026 12:13:07 PM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/113855664/1	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/113855664/2	
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